SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
Amendment No. 21

Dover Motorsports, Inc.
(Name of Issuer)

Common Stock, Par Value $0.10 per share
(Title of Class of Securities)

260174107
(CUSIP Number)

Mario Cibelli, c/o Cibelli Capital Management, L.L.C. 110 East 42nd Street, Suite 1100, New York, NY 10017
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 26, 2010
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

____________
(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	260174107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mario Cibelli

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF, WC, PN

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

3,184,590

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

3,184,590

10.	SHARES DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,184,590

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.49%

14.	TYPE OF REPORTING PERSON*

IN

CUSIP No.	260174107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Cibelli Capital Management, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware; United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,995,509

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER

2,995,509

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,995,509

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.45%

14.	TYPE OF REPORTING PERSON*

CO

CUSIP No.	260174107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Marathon Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York; United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,995,509

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER

2,995,509

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,995,509

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.45%

14.	TYPE OF REPORTING PERSON*

PN

CUSIP No. 260174107

Item 1.  Security and Issuer.

The name of the issuer is Dover Motorsports, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's offices is 1131 North DuPont Highway, Dover, Delaware, 19901. This Schedule 13D relates to the Issuer's Common Stock, $0.10 par value (the "Shares").

Item 2.  Identity and Background.

(a-c, f) This Schedule 13D is being filed by Mario Cibelli, a United States citizen, Marathon Partners, L.P., a New York limited partnership ("MP") and Cibelli Capital Management, L.L.C., a Delaware limited liability company that is an investment management firm which serves as the general partner of MP ("CCM"), each of whose principal business address is located at c/o Cibelli Capital Management, L.L.C., 110 East 42nd Street, New York, NY 10017. Mr. Cibelli is the managing member of "CCM". Mr. Cibelli is also the managing member of Cibelli Research & Management, L.L.C. ("CRM"), a Delaware limited liability company that is an investment management firm which serves as the general partner of Marathon Focus Fund, L.P., a New York limited partnership ("MFF").  Mr. Cibelli also serves as portfolio manager to a number of separate managed accounts.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof, Mr. Cibelli may be deemed to beneficially own 3,184,590 Shares, and MP and CCM may be deemed to beneficially own 2,995,509 Shares. The Shares are held by MP, MFF, and the separate managed accounts for which Mr. Cibelli serves as portfolio manger through his position in CCM and/or CRM (together, the "Clients"). The funds for the purchase of the Shares by the Clients came from the Clients' respective funds. Mr. Cibelli is also the beneficial owner of the Shares held in his personal accounts and in the accounts of his family members as follows: Mario Cibelli C/F S. Cibelli UTMA: 1,600 Shares; Mario Cibelli C/F G. Cibelli UTMA: 1,000 Shares; Mario Cibelli C/F L.  Cibelli UTMA: 1,000 Shares; Mario Cibelli C/F C. Cibelli UTMA: 700 Shares; Mario Cibelli Simple IRA: 2,000; The total cost for the Shares held by Mr. Cibelli is $40,851.76.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.  Purpose of Transaction.

On April 26, 2010, the Reporting Persons sent a letter to the Issuer's Board of Directors, attached hereto as Exhibit 99.2, which includes as an exhibit a case study on Dover Motorsports, Inc.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis and may engage in further discussions with management, the Board, other stockholders of the Issuer and other relevant parties concerning the business, operations, management, strategy and future plans of the Issuer.

Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of any discussions referenced above, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of the Shares held by the Reporting Persons and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Except as expressly set forth above, the Reporting Persons have no present plans, proposals, commitments, arrangements or understandings with respect to any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

As of the date hereof, Mr. Cibelli may be deemed to be the beneficial owner of 3,184,590 Shares, constituting 17.49% of the Shares of the Issuer, and MP and CCM may be deemed to be the beneficial owner of 2,995,509 Shares, constituting 16.45% of the Shares of the Issuer, in each case based upon the 18,207,108 Common Shares outstanding as of March 23, 2010, according to the Issuer's Schedule 14A Proxy Statement filed March 30, 2010.

Mr. Cibelli has the sole power to vote or direct the vote and to dispose or direct the disposition of 3,184,590 Shares and the shared power to vote or direct the vote and dispose or direct the disposition of 0 Shares to which this filing relates. MP and CCM each have the sole power to vote or direct the vote and dispose or direct the disposition of 0 Shares and the shared power to vote or direct the vote and dispose or direct the disposition of 2,995,509 Shares to which this filing relates.

The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by Mr. Cibelli through his position in CCM, and CRM on behalf of the Clients are set forth in Exhibit 99.1 hereto and were all effected in broker transactions.

The 3,184,590 Shares were acquired for investment purposes. Mr. Cibelli and/or Mr. Cibelli on behalf of the Clients and MP and CCM may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.  Material to be Filed as Exhibits.

A description of the transactions in the Shares that were effected by the Reporting Persons during the 60 days prior to April 26, 2010 is filed herewith as Exhibit 99.1.

A copy of the April 26, 2010 letter to the Issuer's Board of Directors and the case study on Dover Motorsports, Inc. attached thereto as an exhibit are filed herewith as Exhibit 99.2.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 27, 2010
(Date)

/s/ Mario Cibelli*
Mario Cibelli

MARATHON PARTNERS, L.P.
By its General Partner Cibelli Capital Management, L.L.C.

/s/ Mario Cibelli*
By: Mario Cibelli
Title: Managing Member

CIBELLI CAPITAL MANAGEMENT, L.L.C.

/s/ Mario Cibelli*
Title: Managing Member

* The Reporting Persons disclaim beneficial ownership except to the extent of their pecuniary interest therein.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

Exhibit 99.1

Transactions in the Shares

TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
SINCE THE MOST RECENT FILING ON SCHEDULE 13D

No Transactions since last Schedule 13D filing on April 7, 2010.

Exhibit 99.2

Via Fed-Ex

April 26, 2010

Trustees of RMT Trust
Michele M. Rollins
R. Randall Rollins
Henry B. Tippie

Board of Directors, Dover Motorsports, Inc.
Henry B. Tippie, Chairman
Denis McGlynn, Chief Executive Officer
Patrick J. Bagley
Kenneth K. Chalmers
Jeffrey W. Rollins
John W. Rollins, Jr.
R. Randall Rollins
Eugene W. Weaver

Dover Motorsports, Inc.
1311 N. DuPont Highway
Dover, Delaware 19903

RE:  Dover Motorsports, Inc. Case Study

Dear Trustees of RMT Trust and Board Members:

Please find enclosed a study that we sponsored, partly as a contribution to public education but also to obtain a clearly objective review of the Dover Motorsports situation for our own investment purposes.

We believe this objective and thorough review confirms our position that Mr. Tippie has not been performing his duties satisfactorily, and cannot be relied upon to do so in the future.  We recognize that Mr. Tippie's past accomplishments are significant and worthy of admiration, but whatever tribute is due cannot be imposed on the company's long-suffering shareholders.  Under these circumstances, it is the fiduciary responsibility of the company's directors as well as of the trustees of its controlling shareholder to act in the interest of those who rely upon them to assure the competent management of Dover Motorsports.

If you are reluctant to take the necessary actions yourselves, you should at least allow me to do so.  As you know from our reports, I have made sound preparations to assume this responsibility.

Sincerely,

Mario D. Cibelli
Managing Member

Enclosure

Isaac C. Flanagan                                                                                                                                         April 26, 2010

Dancing on the Deck of the Titanic:
Henry B. Tippie and Dover Motorsports, Inc.

As the first decade of the 21st century rapidly drew to a close, the motorsports industry in the United States faced shifting internal dynamics, and was buffeted by the macroeconomic environment. The third-largest public player in a sector whose decades-long cycle of consolidation was largely complete, Dover Motorsports, Inc. (NYSE: DVD) ("Dover Motorsports," "Dover" or the "Company") was not immune.

By the time Henry B. Tippie was elected Chairman of Dover's Board of Directors in 2000 following the death of Company founder and Chairman John W. Rollins, he had distinguished himself through nearly fifty years of service to the Rollins family and their group of companies. In his career, Mr. Tippie had developed a reputation for consistently organizing and growing companies in a diverse group of industries, frequently taking them public. Mr. Tippie was known not only as a successful manager and a nimble rescuer of companies, but also as a leader with unimpeachable integrity. The University of Iowa described Henry Tippie in the following manner on the biographical web page entitled Who is Henry Tippie?:

"Integrity. Innovation. Impact.

Those words not only apply to the Tippie College and its offerings, they also apply to its benefactor, Henry B. Tippie. A native of Belle Plaine, Iowa, Henry Tippie is a man of integrity, who has built his personal and professional life on the principles of hard work and doing the right thing. He is a living and breathing illustration of the word 'integrity.'"1

It is in this context that the circumstances surrounding Dover Motorsports could have been confusing to those familiar with the situation starting in 2007. The management decisions made over a long period of time at Dover seemed contradictory to the legacy of both Mr. Tippie and the Rollins group of companies and left Dover at a major crossroads in 2009.

Company Description

Dover Motorsports, Inc., headquartered in Dover, Delaware, marketed and promoted motorsports entertainment in the United States via the following four raceways:

1.	Dover International Speedway in Dover, Delaware
2.	Gateway International Raceway near St. Louis, Missouri
3.	Memphis Motorsports Park in Memphis, Tennessee
4.	Nashville Superspeedway in Lebanon, Tennessee

The Sprint Cup Series was NASCAR's premier racing series, with 36 races scheduled in 2009 and 36 more scheduled in 2010. Dover International Speedway hosted two Sprint Cup Series race weekends each year, and was the only one of the Company's four tracks to host a Sprint Cup Series event. All four facilities hosted NASCAR Nationwide Series and Camping World Truck Series events, although these events drew much smaller crowds and generated significantly lower sponsorship, event-related, and broadcast television revenues compared to Sprint Cup events.

Dover Motorsports was one of three publicly traded racetrack operators, along with International Speedway Corporation (NASDAQ: ISCA) ("ISCA") and Speedway Motorsports, Inc. (NYSE: TRK) ("SMI").  ISCA was controlled by members of the France family and SMI was controlled by O. Bruton Smith.

1 http://tippie.uiowa.edu/about/henry.cfm

Motorsports Industry Overview

NASCAR

Founded by Bill France, Sr. in 1948, the National Association for Stock Car Auto Racing, Inc. (NASCAR) was the premier motorsports sanctioning body.  NASCAR consisted of three national series (the NASCAR Sprint Cup Series, NASCAR Nationwide Series, and NASCAR Camping World Truck Series), a road racing series, and a variety of regional, local, and international racing series.  The France family controlled the sanctioning body, and Brian Z. France served as CEO and Chairman of the Board of NASCAR.

By the fall of 2009, racetrack operations in the United States had begun to display many of the classic signs of sector maturity. Most significantly, nearly all of the country's major media markets and population centers boasted an established NASCAR-affiliated track by this point, with the notable exception of New York City.  Given the lack of de novo growth prospects and NASCAR's outspoken reluctance to expand the current race schedule, profit-expansion opportunities were largely driven by more efficient marketing and management of tracks, offering enhanced experiences to race attendees, and successful acquisition and integration of competitors.

	Total	Sprint Cup	Sprint Cup
	Tracks	Tracks	Races
ISCA	13	12	19
SMI	8	7	13
DVD	4	1	2
Pocono	1	1	2
Indianapolis	1	1	1

Note: SMI Sprint Cup total includes Sprint Cup All-Star Race.

Pocono Raceway was owned by the Mattioli family with the asset held in a generation- skipping trust2, and the historic Indianapolis Motor Speedway, known for its open-wheeled racing, was owned by the George/Hulman family.

Corporate History

The Company was founded in 1969 as racetrack operator Dover Downs, and launched with a NASCAR Sprint Cup Series race won by Richard Petty. Dover Downs Entertainment, Inc., which included both the motorsports and gaming businesses, went public on the New York Stock Exchange in 1996 under the ticker symbol DVD.  In 2002, the gaming portion of the Company's operation was separated and went public on the New York Stock Exchange as Dover Downs Gaming & Entertainment, Inc. under the ticker symbol DDE. The Company's motorsports operations were renamed Dover Motorsports, Inc. following the divestiture and retained the DVD ticker symbol.  Despite the separation into two distinct businesses, the management teams of each company remained nearly identical.

Share Classes and Voting Structure

Dover Motorsports maintained a dual class share structure, which included common stock and Class A common stock. The Class A shares, owned by a small group of Rollins family members and management, carried ten votes per share.  Common shares carried a single vote per share.  Dividends on Class A shares could not exceed those of common shares, but under certain circumstances common dividends could exceed those of the Class A shares. In addition, the common and Class A common shares were part of a shareholder rights plan, also known as a "poison pill." In the event that an outside investor accumulated over 10 percent of the company's total shares, or tendered a takeover offer without prior approval, existing shareholders had the right to purchase additional shares in order to prevent a takeover.

2 Speed Channel (6/13/04), reported by www.jayski.com

RMT Trust

Following the death of John W. Rollins, Senior on April 4, 2000, Henry Tippie (at the time, Vice Chairman of Dover) was named executor of Mr. Rollins' vast estate, and thereafter, Mr. Tippie possessed more than 50% voting control of the Company.  The Last Will and Testament of John W. Rollins, Senior, established the RMT Trust as the primary vehicle to transfer assets to his wife, Michele M. Rollins. Among many of its stakes in property and operating assets, the RMT Trust held 8 million shares of Class A Common Stock in 2009, which represented approximately 39.4% of the voting control of Dover Motorsports.  The Last Will and Testament stipulated that the RMT Trust would be administered by three trustees, presently Michele M. Rollins, R. Randall Rollins, and Henry B. Tippie. Through an agreement which renews annually, Michele Rollins and Randall Rollins yielded sole discretion over the voting power of shares held by RMT Trust to Henry Tippie.  Therefore, at the behest of the Rollins, Henry Tippie maintained the dual role of Chairman of the Company and voting trustee of RMT Trust and was able to single-handedly determine the outcome of any and all shareholder votes. As the Company disclosed in its Annual Report:

"We are a controlled corporation because a single person…controls in excess of fifty percent of our voting power. This means he has the ability to determine the outcome of the election of directors at our annual meetings and to determine the outcome of many significant corporate transactions….Such a concentration of voting power could have the affect of delaying or preventing a third party from acquiring us at a premium."

Business Overview

Key Executives

Henry B. Tippie, Chairman of the Board
Henry Tippie serves as Chairman of the Board of Dover Motorsports, as well as controlling Trustee of RMT Trust (Dover's largest shareholder), and in these capacities exercises control over 54.4% of the combined voting power of the two classes of the Company's common stock.

A Belle Plaine, Iowa farm boy, Henry B. Tippie enlisted in the United States Army Air Force at the age of 17, and enrolled at the University of Iowa upon completion of his military service. After earning his degree in Accounting in two years in 1949, Mr. Tippie pursued work as an accountant in Des Moines and Omaha, eventually earning his CPA in 1951. Shortly thereafter, he was hired by Delaware-based John W. Rollins, Associates as a controller. In his decades with the Rollins family and the diverse group of companies they control, Mr. Tippie has been instrumental in the growth and management of a number of firms across many unrelated industries.

For his many achievements in business, Mr. Tippie has been recognized with induction into the Horatio Alger Association of Distinguished Americans and has been the recipient of several distinguished alumni awards from the University of Iowa.  In 1999, the University of Iowa renamed its College of Business Administration the Henry B. Tippie College of Business. The Henry B. Tippie College of Business was the first academic division of the University of Iowa to be named after an alumnus.

Mr. Tippie also serves as Chairman of the Board of Dover Downs Gaming & Entertainment and is a Director of three other public companies controlled by the Rollins family.

R. Randall Rollins, Director
In addition to his role as Trustee of RMT Trust and Director of Dover Motorsports and Dover Downs Gaming & Entertainment, Mr. Rollins was the Chairman of the Board of Rollins, Inc. (NYSE: ROL), Marine Products Corp. (NYSE: MPX), and RPC, Inc. (NYSE: RES) and maintained shared voting control of each of these public companies with his younger brother, Gary Rollins.  As the eldest son of the late O. Wayne Rollins (brother of John W. Rollins, Senior) and as the sole Rollins family member involved with each of the five public companies controlled by the Rollins family, Mr. Rollins appeared to be the de-facto patriarch of the Rollins family.

Denis McGlynn, President, CEO and Director
Jeffrey W. Rollins, Director, son of John W. Rollins, Sr.
Kenneth K. Chalmers, Director
Patrick J. Bagley, Former CFO; Director
John W. Rollins, Jr., Director, son of John W. Rollins, Sr.
Eugene W. Weaver, Former SVP, Administration; Director

With the exception of Eugene Weaver, seven of the eight Directors of Dover Motorsports also served on the board of Dover Downs Entertainment. Mr. Tippie and Mr. McGlynn, maintained their respective directorships and/or management positions at Dover Downs Gaming & Entertainment as well, and received separate compensation from that entity.

DVD Directors – Overlap with Companies Controlled by the Rollins Family

Companies Controlled	Henry	Denis	Jeffrey	Kenneth	R. Randall	Patrick	John	Eugene
By the Rollins Family	Tippie	McGlynn	Rollins	Chalmers	Rollins	Bagley	Rollins, Jr.	Weaver
Dover Motorsports Inc.	DVD	DVD	DVD	DVD	DVD	DVD	DVD	DVD
Dover Downs Entertainment	DDE	DDE	DDE	DDE	DDE	DDE	DDE	-
Rollins Inc.	ROL	-	-	-	ROL	-	-	-
RPC, Inc.	RES	-	-	-	RES	-	-	-
Marine Products Corp.	MPX	-	-	-	MPX	-	-	-

Shareholder Concerns

Scale

Driving the consolidation wave of the late 1990's through late 2000's was Dover Motorsports' largest competitor, International Speedway Corporation, or ISCA. Owning 13 active tracks, ISCA hosted 19 of the 36 NASCAR Sprint Cup Series races by 2009. By comparison, competitor Speedway Motorsports occupied a distant second place with eight racetracks, while Dover rounded out the third position with its four tracks and two Sprint Cup races. Consolidating a sizable portfolio of tracks and race dates under a single umbrella provided the leading players with sustainable competitive advantages in the form of superior ability to negotiate with NASCAR, lobby municipal and state governments and regulators, maintain pricing power for sponsorships and ticketing, and spread marketing and corporate expenses across a broader revenue base.

While the benefits of scale accrued to each of the top three market participants to some extent, International Speedway's position as the industry leader had become increasingly difficult to challenge.

Dover Motorsports' efforts to increase its size and competitive position, via both acquisitions and de novo expansion, were met with significant challenges. The 1998 acquisition of the Grand Prix Association of Long Beach for a pro-forma price of approximately $91 million included the Grand Prix of Long Beach, Gateway International Raceway and Memphis Motorsports Park. The Company later acquired the Grand Prix of Denver and Grand Prix of St. Petersburg and folded them into this business unit. These acquisitions resulted in a steady stream of asset impairments and goodwill writedowns of over $106 million between 2002 and mid-2009, and by 2005, only the Gateway and Memphis tracks remained part of Dover Motorsports.

2002 goodwill writedown:	$ 28,606,000
2003 goodwill writedown:	$ 13,362,000
2003 asset impairment:	$ 2,867,000
2003 asset impairment:	$ 4,309,000
2006 asset impairment (Gateway):	$ 37,357,000
2006 asset impairment (Memphis):	$ 7,882,000
2006 goodwill impairment (Midwest):	$ 2,487,000
2008 asset impairment (Memphis):	$ 2,150,000
2008 asset impairment (Gateway):	$ 7,505,000

In April 2001, Dover Motorsports inaugurated the Nashville Superspeedway, a 1.33 mile racetrack with a permanent seating capacity of 50,000, built at a cost of approximately $100 million (net of subsidies from the state of Tennessee). The facility was built for the purpose of attracting a NASCAR Sprint Cup Series race, which had yet to occur. In the 2009 NASCAR racing season, the Nashville Superspeedway played host to two NASCAR Nationwide Series races, the Pepsi 300 and Nationwide Auto Parts 300, and bore the unique distinction of being the only track to host two NASCAR Nationwide Series events without also hosting a Sprint Cup Series race.

By 2006, it was evident that Nashville would not attract a Sprint Cup series race, which resulted in nearly $20 million of asset impairments between 2006 and 2008.

2006 asset impairment (Nashville):	$16,170,000
2008 asset impairment (Nashville):	$ 3,140,000

In addition to the multitude of goodwill writedowns and asset impairments which occurred over the decade, it was believed that the Gateway, Memphis, and Nashville tracks collectively operated at a $5-$6 million annual loss and had never been profitable.  An exact figure has never been available given the Company had never publicly provided any track level operating data or classified the Midwest assets as a separate operating unit.

Chairman Tippie's business philosophy on cutting losses was highlighted in a 1999 interview from the Tippie School of Management at the University of Iowa.

"Being detail-oriented has always been important to me.  I believe in getting all the facts, looking at different points of view, from different angles.  It makes me a 24-hour "sleep on it" type of a decision-maker.  I think it out, then go forward.  If it doesn't work, fine.  I'm not one to stay with it if it doesn't work-- I cut my losses and try something else.  I don't let decisions keep me awake at night."

"I'm probably at my best when things are toughest.  When things get tough, I feel the need to organize and straighten things out. I'm strong on planning wherever I'm going. I'm also known as an 'attack dog.'  I'm for attacking a problem, not running from it."3

Declining Fundamentals

NASCAR experienced tremendous growth in popularity over a 15 year period, peaking at an estimated 75 million NASCAR fans in 2005.  In the 2006 racing season, however, NASCAR began to experience declines in both television ratings and race attendance.  Television ratings declined in 32 of 36 races, with declines of more than 10% for 16 of those races.  In addition, NASCAR reports estimated that attendance decreased at a third of Sprint Cup races.  At that time, it was estimated that fewer than half of the Sprint Cup races were sold out.45

The macro-economic fallout arising from the bursting of the United States' housing bubble in 2007 continued to plague the consumer discretionary sector well into 2009. As a result, ticket demand for race events, corporate spending and sponsorship budgets, concession sales and other revenue streams generally remained soft across the motorsports industry, and Dover was no exception. Revenue and operating profit declines, which began in Fiscal 2006, had yet to reverse course. While the broad economic malaise affected Dover's competitors as well, the Company's lack of scale, its unprofitable tracks, and its reliance on a single facility (Dover) for its operating profit left the Company more vulnerable to undesirable economic conditions and underperformance.  The reliance on a single track for its profits also subjected the Company to variability in results due to potential adverse weather conditions on its two Sprint Cup weekends per year.

Ticket sales presented a unique barometer for changing market conditions in the motorsports industry. Attendance at Dover International Speedway, never again sold out its 140,000 seated capacity, yet management continued to resist cutting ticket prices in 2009, opting instead to focus on package deals combining race admission, food and lodging.6  With 53% of NASCAR fans earning less than $50,000 annually, and 32% earning less than $30,000, many operators began to pay attention to what was becoming an increasingly elastic demand base.7  Competing racetracks aggressively cut prices in an attempt to revive volumes, with noteworthy examples such as Daytona International Speedway cutting grandstand prices to $40, the lowest level since 1996.8

The first wave of sponsorship terminations by corporate advertisers began in late summer and early fall 2008 with the abrupt exit of long-time supporters such as Chevron, General Motors and Chrysler. By July 2009, all four automobile manufacturers affiliated with the sport had reduced their support or announced plans to do so. Many of the sponsors who continued their involvement with NASCAR cut their commitments, forcing teams and track operators to seek multiple parties to split sponsorship deals.

While the early wave of sponsorship cancellations was weighted heavily towards the most beleaguered industries and marginal teams, by May 2009, speculation had begun that even brand-name players such as Jeff Gordon might be affected. Media sources were reporting that even DuPont chemical may not renew its NASCAR deal upon expiration, following other advertisers such as GM Goodwrench, Tide, Kodak, Jack Daniel's and Jim Beam, among others.

Beyond the challenges faced by the prestigious Sprint Cup Series, the lower-tier events, such as the NASCAR Nationwide Series and Camping World Truck Series were hit even harder. With widespread sponsor exits and a number of teams sitting idle, industry observers are not convinced these lower tier series will survive in their current form over the intermediate term.

3 Business at Iowa, Henry Tippie Interview, Spring 1999
4 www.jayski.com/pages/tvratings2006.htm
5 USA Today, "NASCAR's Growth Slows After 15 Years in the Fast Lane
6 Delaware News Journal, January 16, 2009
7 USA Today, "Tracks Go Extra Mile to Keep Fans Coming Back," April 28, 2008
8 Revenues From Sports Venues, "Prices Drop for NASCAR Tickets in Daytona," July 9, 2009

The slashing of corporate budget allocations to NASCAR, its raceways, races and teams led to multiplicative effects. As sponsor budgets fell, race teams were forced to cut their number of cars, number of races entered, merge with competitors, or cease operations altogether.

Many NASCAR track, event and team sponsors were in hard-hit sectors of the economy, such as automotive and construction. While some sponsorships were replaced by upstarts such as GoDaddy.com and Cash4Gold, serious questions remained about the ability of the industry to permanently replace lost revenue.

Transparency or Lack Thereof

The Company reported its financial results under a single operating segment, and did not disclose track-level information to any finer degree of granularity, making third-party analysis of the relative performance of various tracks a daunting task. The Company did not host an analyst day nor did its management participate in investor conferences.  Dover Motorsports eliminated the Q&A portion of its quarterly earnings conference calls after the Q2 2008 event, eliminating the only public forum for shareholders to communicate with management.  With no earnings guidance provided by the Company and minimal coverage provided by the equity research community, shareholders were seriously challenged to forecast future performance.

Failed Shift in Strategy

On January 28, 2009, Dover publicly announced it had entered into an agreement to sell Memphis Motorsports Park to Gulf Coast Entertainment, L.L.C. ("Gulf Coast") for $10 million in cash, subject to financing conditions, with an expected closing date of April 30, 2009.  Gulf Coast had announced its intention in September 2006 to build a major motorsports and entertainment facility in southern Alabama, with an initial expected completion date of fall 2009.  By spring 2009, however, it became apparent that the financing for the Memphis acquisition might be at risk when Dover announced on April 24, 2009 that their agreement with Gulf Coast had been amended to provide for a closing on or before June 29, 2009.  On July 8, 2009, Dover announced that Gulf Coast did not finalize its project financing in time for the scheduled June 29, 2009 closing date and further extended the closing date until September 29, 2009.

On September 30, 2009, the Company announced that its agreement to sell Memphis Motorsports Park to Gulf Coast had been terminated due to Gulf Coast's inability to secure financing.

Public Market Valuation

From October 1, 2008 to October 1, 2009, Dover experienced a precipitous share price decline, falling nearly 72 percent, from $5.20 to $1.48 per share. This was more than double the percentage decline in the share prices of its two nearest competitors, International Speedway and Speedway Motorsports, whose share prices lost 30 percent and 26 percent, respectively.

While the $340 million price SMI paid for the New Hampshire International Speedway (a close comparable to Dover International Speedway) in 2008 may not be easily replicated in the environment of late 2009, even a fraction thereof would have eclipsed Dover's total enterprise value, at that time, of roughly $91 million.

Investor Sentiment

By 2007, Dover's outside shareholders had become increasingly concerned with the Company's performance and strategy, voicing concerns about the Company's prospects as a stand-alone entity. One of the most vocal shareholders was Marathon Partners, L.P., a New York City-based investment partnership founded by Mario Cibelli, the largest outside shareholder of the Company.  In a series of letters addressed to Dover's board of directors beginning in May 2007, Marathon articulated the concerns of Dover's shareholders: namely, the Company's weakened financial and operating position relative to its competitors and the resulting need to divest assets up to and potentially including the Company as a whole.

Marathon sent several letters to Dover's board of directors during the period from 2007 to 2009. When Dover ultimately responded via letter on September 9, 2009, the Company's General Counsel indicated that Dover had participated in merger talks with a consortium consisting of Speedway Motorsports and International Speedway, Dover's primary competitors, on May 2, 2007. According to Dover Motorsports, the consortium offered to acquire Dover Motorsports for a five-cent per share premium to market value. Based on the May 1, 2007 adjusted closing price of $5.57, the stock went on to lose approximately seventy percent of its market value by late October 2009.

Voting Results of 2009 Annual Meeting

At the Company's annual meeting which took place on April 29, 2009, shareholders voted on the re-election of three directors (including Mr. Tippie) and a stockholder proposal submitted by Marathon Partners to eliminate the Company's poison pill.

Regarding Mr. Tippie's re-election, 95.7 percent of the voting shares were cast in favor of Mr. Tippie's re-election, with 4.3 percent of the votes being withheld.  However, adjusting for the voting impact of the Class A shares, a very different result was apparent.  Assuming all insiders had voted for the re-election of Mr. Tippie, the remaining non-insider votes would have totaled 65.2 percent withheld against Mr. Tippie's re-election

	HENRY B. TIPPIE, DIRECTOR RE-ELECTION RESULTS
	FOR	WITHHELD	TOTAL
All Votes (10 votes Class A, 1 vote Common)	95.7%	4.3%	100.0%
Non-Insider (excluding Michele & Gary Rollins)	34.8%	65.2%	100.0%

The number of "Withheld" votes related to the re-election of Chairman Tippie to the Board of Directors over his past three re-elections seemed to reflect a deterioration of support by outside shareholders.

RE-ELECTION OF HENRY B. TIPPIE
WITHHELD VOTES
2003 Re-election	76,242
2006 Re-election	1,418,024
2009 Re-election	8,729,428

Regarding the Stockholder Proposal, Marathon Partners argued in its supporting statement that the Rights Agreement served no other purpose than to arbitrarily limit the number of shares a current or prospective shareholder could own at 10% of the combined classes of stock.  Similar to the results of Mr. Tippie's re-election, the vote of the non-insiders was drastically different than those of the insiders, with 90.7% of outside shareholders in favor of eliminating the poison pill.

	SHAREHOLDER PROPOSAL ELIMINATION OF POISON PILL VOTING RESULTS
	FOR	AGAINST	ABSTAIN	TOTAL
All Votes (10 votes Class A, 1 vote Common)	4.4%	95.5%	0.0%	100.0%
Non-Insiders (excl. Michele & Gary Rollins)	90.7%	8.6%	0.7%	100.0%

Increasing Level of Shareholder Concern

Exchange Listing Warnings

On February 20, 2009, Dover Motorsports received a notice from the New York Stock Exchange indicating that it failed to meet the NYSE's $75 million minimum market capitalization requirement and was in danger of being de-listed. On June 2, 2009, Dover received notice that it had regained compliance due to a reduction in minimum thresholds to $50 million. In early October of 2009, with a market capitalization of roughly $54 million, a mere 7.5 percent decline in the share price would once again put the Company in danger of being de-listed by the NYSE.

Suspension of Dividend

On July 29, 2009, Dover Motorsports announced that its Board of Directors voted to suspend the Company's quarterly dividend on all classes of its common stock.  As a result, Dover became the second Rollins-controlled public company in 2009 to suspend its regular dividend. The suspension of the dividend triggered the following salient provision in the Last Will and Testament of John W. Rollins, Senior.

"My wife shall have the power at any time and from time to time to require Trustee to convert any non income-producing property held at any time by the RMT to income producing property by delivering to Trustee a written direction to that effect."9

Therefore, despite the Voting Agreement in force, the suspension of dividend enabled Ms. Rollins to compel Mr. Tippie to convert RMT Trust's Dover shares from 'non-income producing' to 'income producing' at any time if so desired.

Debt Covenants

On August 21, 2009 the Company amended its revolving credit agreement with PNC Bank in order to avoid violating covenants attached to the revolver. As of the Company's June 30, 2009 financial statements, $34.8 million was outstanding. The revised agreement increased interest rates on this facility to roughly LIBOR + 350 basis points, depending on certain external factors such as the current prime rate. In addition, the revised agreement granted the lender a lien on the Company's assets and prohibited it from resuming its dividend.

Management Reticence to Discuss Sale

Setting itself apart from many companies which have wrestled with failed acquisitions and divestitures, concerns over debt repayment and de-listing notifications, Dover chose not to entertain any formal, public discussion of a potential sale process, nor did it publicly discuss the possibility of retaining an outside advisor to evaluate its options with respect to maximizing shareholder value. With the exception of CEO Denis McGlynn's passing comment that "the Board has to look at [every potential offer]" during the Company's July 24, 2008 earnings call (the Company's final Q&A session), management had yet to publicly address the notion of a sale.

Management Non-Compete & Change in Control Provisions

As of the close of Fiscal Year 2008, the Company had $7.6 million to $9.2 million in contingent liabilities related to non-compete and change in control provisions relating to Dover's senior management. Given the struggles endured by the Company, and subsequent evaporation of shareholder value, these agreements had appeared to become increasingly questionable. Independent observers may have wondered if a truly arms-length board would have continued to approve such agreements in the face of the Company's ongoing challenges.

9 Last Will and Testament of John W. Rollins, Sr., paragraph 10(A)(1)

Strategic Alternatives

By October 2009, Dover Motorsports was at a crossroads with three simple options: it could maintain the status quo, continuing its present course of action and attempting to pay down debt out of cash flow; it could attempt to become a scale player through an acquisition or acquisitions, or it could retain a financial advisor and conduct a sales process.

Status Quo

Returning to profit growth via a "stay the course" strategy would first and foremost depend on a favorable macroeconomic environment. In the fall of 2009, industry observers expected headwinds to persist at least through 2010. Furthermore, the Company would need to sell its loss-generating business units in order to make more rapid progress on debt reduction and an eventual resumption of dividend payment. The failed sale of Memphis Motorsports Park to Gulf Coast Entertainment after nearly one year of public, and as much as three years of behind-the-scenes effort by the Company cast doubts on Dover's ability to raise funds by selling any tracks except for its marquee asset, Dover International Speedway. With a strong likelihood of a continuing weak economic environment, incremental revenue and profitability expansion resulting from uplift in attendance, increased ticket prices and/or more favorable corporate sponsorship deals were becoming increasingly unlikely. In the event that NASCAR decided to reduce the number of races in future years, Dover Motorsports would potentially find itself at a disadvantage in its efforts to retain onto its Sprint Cup Series race weekends given its status as a small, independent operator.

During fiscal 2009, the Company was faced with a de-listing warning from the New York Stock Exchange which was only overcome due to a favorable change in requirements, and was forced to renegotiate its revolving credit agreement at less favorable terms when it appeared the Company would likely violate its debt covenants. Between these ongoing pain points, consolidation trends in the industry, and the Company's position of weakness relative to its competitors, it was difficult to envision a scenario in which Dover Motorsports was capable of thriving as a stand-alone entity. By failing to articulate a forward-looking plan for a stand-alone Dover, management had done nothing to shed light on the viability of maintaining the status quo.

Acquisitions

Dover Motorsports had an extremely limited ability to pursue acquisitions due to a minimal cash position and diminished ability to fund acquisitions using debt. The Company's experience with the Grand Prix Association of Long Beach cast doubts about its ability to successfully integrate an acquisition regardless of financing considerations.

Sale of Company

As the third largest public racetrack operator in the US, Dover Motorsports' most credible potential acquirers were International Speedway Corporation and Speedway Motorsports. Each company had the financial and organizational capabilities to acquire and successfully integrate Dover Motorsports into a larger platform.

Potential Acquirers

International Speedway Corporation ("ISC"):

International Speedway Corporation was far and away the dominant racetrack operator in the US from the late-1990's onward. In addition to its 13 racetracks, ISC was unique among track owners in the fact that its controlling shareholder, the France family, also owns the NASCAR organization. International Speedway had been a key partner of NASCAR in its attempt to expand and modernize the sport of automobile racing, and the two organizations have worked in tandem for over a decade to increase the number of high profile races and penetrate new media markets. NASCAR's France family controlled more than two-thirds of the voting stock of International Speedway, and the two companies shared many of the same individuals among their executive ranks. While some of ISC's competitors have alleged that this situation violated antitrust statutes, the courts had thus far shown little willingness to sever the relationship between these companies.

In early 2007, ISC acquired the remaining 62.5 percent of Raceway Associates it did not already own, giving it 100 percent of the Chicagoland Speedway and its Sprint Cup race weekend, for approximately $102 million. By acquiring nine tracks from 1999 to 2009, International Speedway demonstrated its competence at successfully valuing, purchasing, integrating and operating a nationwide portfolio of racetracks.

Speedway Motorsports Incorporated ("SMI"):

Speedway Motorsports Incorporated became the first publicly traded racetrack operator in the United States following its Initial Public Offering on the New York Stock Exchange in 1995. After pursuing a multi-year strategy of growth through the acquisition and closure of tracks in order to obtain NASCAR race dates, SMI operated eight racetracks by the fall of 2009. Speedway Motorsports boasts one of the largest permanent seat totals in the motorsports industry, and the highest average number of seats per raceway. In addition to its primary business of selling tickets to racing events, sponsorship and advertising placement and concessions sales, Speedway was also involved in the marketing and distribution of licensed and unlicensed souvenir and apparel merchandise and also operated a racing broadcast network through its Performance Racing Network subsidiary.

In January 2008, Speedway Motorsports closed on the $340 million acquisition of New Hampshire International Speedway, a racetrack with striking similarities to Dover International Speedway. Both facilities were home to two Sprint Cup race weekends, although New Hampshire International Speedway seats roughly 40,000 fewer attendees. Furthermore, New Hampshire International Speedway occupied a lower tier of TV revenue participation than the Dover racetrack for one of its two Sprint Cup races.

In December 2008, SMI closed on its acquisition of Kentucky Speedway for $78 million. Although it was designed with Sprint Cup Series events in similar fashion to Dover's Nashville track, the facility did not host a Sprint Cup race weekend at the time it was purchased. Given Speedway's objective of hosting one or two Sprint Cup race weekends at each of its qualified facilities, this transaction gave SMI a powerful incentive to obtain additional Sprint Cup races through an acquisition.

Transaction Rationale

A buyout offer could potentially arrive in the form of an all-stock offer at a premium to the Company's current trading price, with a potential share repurchase designed to neutralize the dilutive effects of an all-stock transaction. Given recent retrenchments in the share prices of Dover's two publicly-traded competitors, shareholders would derive additional upside in a subsequent recovery. Given the events of the first decade of the 21st century, it would be hard for any observer to conceive of a scenario in which Dover shareholders would be more successful as a standalone entity. Swapping Dover's shares for those of a competitor who possessed a lower likelihood of underperforming the overall motorsports industry would mitigate any potential argument questioning the wisdom of what could be viewed as "selling at the bottom."

Potential Obstacles

External obstacles to a transaction would be minimal. NASCAR demonstrated a willingness to endorse these roll-up acquisitions by transferring the race event sanction agreements to the acquirer. Both International Speedway and Speedway Motorsports have made no secret of their desire to acquire additional racetracks which host Sprint Cup Series events.

Internal obstacles to a transaction would be more formidable. The poison pill and non-compete agreements would need to be overcome before any possible transaction. Ultimately, the one and only relevant barrier to a Company-saving transaction appeared to be Mr. Tippie. His acquiescence would facilitate the board's clear-headed assessment of the Company's situation and realistic future progress, potentially forming an independent special committee and retaining an advisor.

Which Way Forward?

By all measures, the trajectory of Dover Motorsports under Mr. Tippie's control left much to be desired. The remaining question for board members in 2009 was "What now?" Would the Company be best served by putting its future in the hands of a larger, stronger competitor, or by hoping to prevail in a battle of David versus two Goliaths?

If a board member felt a merger was the best course of action, how would he or she go about convincing Mr. Tippie that the history of Dover Motorsports and the jobs of its employees would be best secured through a merger, and that this transaction would be a fitting coda to an illustrious career spanning over six decades?

If, on the other hand, you elected to stay the course, how would you respond to concerns that you had neglected the concerns of the shareholders?

Given R. Randal Rollins role as a Director of Dover, a Trustee of RMT Trust (the largest shareholder), and apparent patriarch of the Rollins family, how might non-family board members attempt to convince Mr. Rollins to effect change at Dover?

How might Mr. Rollins best alter the current path of Dover given the long-standing relationship between Mr. Tippie and the Rollins family?

Subsequent Events

On October 30, 2009, the Company announced that it was ceasing all operations at Memphis Motorsports Park and that it would not promote any events in Memphis in 2010.  Concurrently with the announcement, the Company announced it secured approval from NASCAR to realign the Memphis Nationwide Series race to Gateway International Raceway and the Camping World Truck Series race to Nashville Superspeedway.

On November 2, 2009, the Company reported its quarterly earnings for the period ended September 30, 2009.  At that time, the Company disclosed that it made a further asset impairment charge of $7.5 million related to Memphis Motorsports Park.

On November 9, 2009, Marathon Partners sent a letter to the Trustees of RMT Trust, offering to acquire RMT Trust's 8,000,000 shares of Class A common stock for $2.35 per share, a 35% premium to the day's closing price of $1.75.  While a sale of RMT Trust shares would not have resulted in Marathon Partners controlling the Company, it would have resulted in a shift of control from Mr. Tippie to other Rollins family members and management.

On November 17th, 2009, Mr. Tippie responded via letter to Marathon Partners indicating that the three Trustees of RMT Trust had no interest in pursuing Marathon Partners' offer.

On November 25, 2009, Marathon Partners submitted a shareholder proposal to Dover Motorsports, seeking to amend the Bylaws of Dover to eliminate the transferability restrictions of Dover's Class A Common Stock.

On December 1, 2009 Kansas Entertainment, LLC, a 50/50 joint venture between International Speedway and Penn National Gaming, was selected by the Kansas Lottery Gaming Facility Review Board to develop and operate a Hollywood-themed entertainment destination overlooking Turn 2 at ISCA's Kansas Speedway, with a planned opening of 2012.  Included within the joint venture's winning proposal was ISCA's commitment to add a second Sprint Cup race to Kansas Speedway in 2011.

On December 11, 2009, the United States Court of Appeals for the Sixth Circuit affirmed the lower court's ruling in which it dismissed, in its entirety, the civil antitrust action brought by Kentucky Speedway, LLC against ISC and NASCAR.  Jerry Carroll announced on behalf of the plaintiffs that the founding track ownership group will not exercise remaining legal options in the case of Kentucky Speedway, which largely cleared the way for SMI to move a Sprint Cup date to Kentucky Speedway as early as 2011.

Mr. Tippie was awarded an honorary doctorate from the University of Iowa at their December 19, 2009 commencement ceremonies.  In the official University of Iowa press release dated December 3, 2009, Dean Curt Hunter describes Mr. Tippie as follows:

"Henry Tippie is a man of humble demeanor but extraordinary achievement, and he is a role model for University of Iowa students," said Hunter. "He has built his businesses the right away [sic], with hard work and ethical considerations always foremost. His generosity with the University ensures that he will continue to inspire our students for generations to come."10

10 http://tippie.uiowa.edu/news/story.cfm?id=2248

Commentary from Motorsports Industry Professionals, Financial Professionals and Academia

1)

2)

3)

Although the information contained in this case study has been obtained from public sources that the author believes to be reliable, the author cannot guarantee its accuracy. The case study is for academic purposes only, and does not constitute an offer or solicitation to buy or sell any securities discussed herein. Marathon Partners, LP supported the costs of completing this study and had an investment interest in Dover Motorsports, Inc. as of the time of this writing.

Appendix A: Financial Statements

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) EARNINGS
(in thousands, except per share data)

	Years ended December 31,
	2009	2008	2007
Revenues:
Admissions	$24,741	$31,034	$33,923
Event-related	17,971	25,652	24,786
Broadcasting	27,999	27,532	27,272
Other	167	61	71
	70,878	84,279	86,052
Expenses:
Operating and marketing	50,466	55,262	55,621
Impairment charges	7,478	12,795	--
General and administrative	12,174	12,528	12,571
Depreciation and amortization	6,467	6,909	6,369
	76,585	87,494	74,561
Operating (loss) earnings	(5,707)	(3,215)	11,491
Interest income	14	83	186
Interest expense	(2,124)	(4,078)	(4,335)
Loss on sale of investments	(92)	--	--
(Loss) earnings before income tax benefit (expense)	(7,909)	(7,210)	7,342
Income tax benefit (expense)	2,014	1,531	(3,598)
Net (loss) earnings	(5,895)	(5,679)	3,744
Unrealized gain (loss) on interest rate swap, net of income taxes	213	(64)	(254)
Unrealized gain (loss) on available-for-sale	36	(86)	(9)
Reclassification adjustment for loss realized on available-for-sale securities, net of income taxes	55	--	--
Change in pension net actuarial loss and prior service cost, net of income taxes	743	(1,360)	102
Comprehensive (loss) earnings	$(4,848)	$(7,189)	$3,583
Net (loss) earnings per common share:
Basic	$(0.16)	$(0.16)	$0.10
Diluted	$(0.16)	$(0.16)	$0.10

DOVER MOTORSPORTS, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	December 31,
	2009	2008
ASSETS
Current assets:
Cash and cash equivalents	$155	$288
Accounts receivable	1,260	1,950
Inventories	277	273
Prepaid expenses and other	1,528	1,697
Receivable from Dover Downs Gaming & Entertainment, Inc.	--	11
Deferred income taxes	118	152
Current assets held for sale	2,800	--
Total current assets	6,138	4,371

Property and equipment, net	130,182	144,684
Restricted cash	5,333	5,219
Other assets, net	712	594
Deferred income taxes	164	311
Total assets	$142,529	$155,179

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Accounts payable	$456	$604
Accrued liabilities	2,986	2,767
Payable to Dover Downs Gaming & Entertainment, Inc.	5	--
Income taxes payable	199	159
Current portion of bonds payable	1,235	1,130
Deferred revenue	5,931	6,962
Total current liabilities	10,812	11,622

Revolving line of credit	41,000	42,200
Bonds payable	1,739	2,971
Liability for pension benefits	1,695	2,555
Other liabilities	875	1,920
Non current income taxes payable	3,269	9,630
Deferred income taxes	20,850	16,834
Total liabilities	80,240	87,732

Commitments and contingencies (see Notes to the Consolidated Financial Statements)
Stockholders' equity:
Preferred stock, $.10 par value; 1,000,000 shares authorized; shares issued and outstanding: none	--	--
Common stock, $.10 par value; 75,000,000 shares authorized; shares issued and outstanding: 18,065,166 and 17,872,751, respectively	1,806	1,787
Class A common stock, $.10 par value; 55,000,000 shares authorized; shares issued and outstanding: 18,510,975 and 18,510,975, respectively	1,851	1,851
Additional paid-in capital	100,943	100,539
Accumulated deficit	(40,994)	(34,366)
Accumulated other comprehensive loss	(1,317)	(2,364)
Total stockholders' equity	62,289	67,447

Total liabilities and stockholders' equity	$142,529	$155,179

DOVER MOTORSPORTS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years ended December 31,
	2009	2008	2007
Operating activities:
Net (loss) earnings	$(5,895)	$(5,679)	$3,744
Adjustments to reconcile net (loss) earnings to net cash
provided by operating activities:
Depreciation and amortization	6,467	6,909	6,369
Amortization of credit facility fees	229	175	183
Stock-based compensation	495	598	493
Deferred income taxes	(2,934)	(2,544)	2,038
Impairment charges	7,478	12,795	--
Changes in assets and liabilities:
Accounts receivable	690	(228)	1,213
Inventories	(4)	(88)	59
Prepaid expenses and other	212	50	(567)
Accounts payable	(148)	(72)	(993)
Accrued liabilities	(69)	(691)	(216)
Payable to/receivable from Dover Downs Gaming & Entertainment, Inc.	16	7	(9)
Income taxes payable	40	(120)	(221)
Deferred revenue	(1,031)	(1,727)	(1,319)
Other liabilities	(293)	663	795
Net cash provided by operating activities	5,253	10,048	11,569

Investing activities:
Capital expenditures	(1,912)	(6,577)	(11,279)
Restricted cash	(114)	(1,050)	(485)
Proceeds from sale of available-for-sale securities	335	--	--
Purchase of available-for-sale securities	(333)	(50)	--
Net cash used in investing activities	(2,024)	(7,677)	(11,764)

Financing activities:
Borrowings from revolving line of credit	37,050	38,600	40,400
Repayments on revolving line of credit	(38,250)	(38,700)	(37,100)
Repayments of bonds payable	(1,127)	(108)	(697)
Dividends paid	(733)	(2,184)	(2,176)
Repurchase of common stock	(19)	(137)	(54)
Proceeds from stock options exercised	--	216	--
Credit facility fees	(283)	(124)	(159)
Excess tax benefit on stock awards	--	27	10
Net cash (used in) provided by financing activities	(3,362)	(2,410)	224
Net (decrease) increase in cash and cash equivalents	(133)	(39)	29
Cash and cash equivalents, beginning of year	288	327	298
Cash and cash equivalents, end of year	$155	$288	$327

Supplemental information:
Interest paid	$2,558	$3,380	$3,545
Income tax payments	$880	$1,107	$1,775

Appendix B: Selected Media Coverage:

Motorsports Park closes -- Owner cites tough economy as potential sale falls through
Marlon W. Morgan morgan@commercialappeal.com
Staff reporter Craig Wack contributed to this story

857 words
31 October 2009
The Commercial Appeal
MMPH
Final
A1
English
Copyright 2009 Scripps Howard Publishing, Inc. All Rights Reserved.

The September collapse of Gulf Coast Entertainment's deal to purchase Memphis Motorsports Park proved to be a fatal blow to the Mid-South's premier racing facility.

On Friday morning, Denis McGlynn, president and CEO of track owner Dover Motorsports, came to Memphis to tell staff members that the Millington park was closing.

That decision was reached after Gulf Coast Entertainment missed two deadlines to have financing in place. With no other suitors , plus dwindling attendance , Mc-Glynn said Dover Motorsports, based in Dover, Del., had no choice but to close the doors of the $10 million facility.

''It's a sad day,'' McGlynn said. ''It's a decision we didn't make easily. With what the economy is doing to our business in terms of tickets sales and sponsorships, etc., it just made it very difficult for us to go another year down here."

MMP had been the home of what is now the NASCAR Nationwide Series for the last 11 years and to the NASCAR Truck series the last 12. It also served as host of the annual NHRA race. Next week's American Speed Association event will be the final race at MMP.

NASCAR has agreed to move the Nationwide race to Gateway International Raceway in St. Louis and the Truck series race to the Nashville Superspeedway. Both tracks are owned by Dover Motorsports.

Those who purchased tickets for 2010 events will be mailed refunds in the next few weeks.

'' I think there's a lot going on in Memphis from an entertainment standpoint that competes with what we do," McGlynn said. "We just weren't able to overcome that."

McGlynn said he is willing to listen to potential buyers and will wait a few weeks before deciding the next step.

Jason Rittenberry, MMP vice president and general manager, said the last economic study of the race track in 2004 showed race fans spent more than $24.5 million during the more than 200 events at the track. The economic impact on Memphis and Shelby County that year was more than $54.5 million, Rittenberry said.

MMP's best years were in 2005 and 2006, when it drew more than 600,000 fans . From 2001 to 2 006, attendance increased each year. In 2007, it started declining. This year, Rittenberry said MMP drew just more than 500,000 fans for 250 events.

Rittenberry said it has yet to be determined how many of the track's 26 employees will land jobs at other Dover properties. Rittenberry learned he has been named the president and CEO of Palm Beach International Raceway and Palm Beach Driving Club, owned by Moroso Investment Partners.

Kroger had just completed its second year as title sponsor of last week's Kroger On Track for the Cure 250 Nationwide Series race . Before this year's event, Kroger had signed a new three-year deal with MMP as the title sponsor.

'' We understand the economic times, but it was a great partnership with Memphis Motorsports Park in helping us carry the message of breast cancer awareness.'' said Whitney Atkins, assistant marketing manager for Kroger/Delta Marketing Area.

NASCAR officials said it would miss having a presence here. ''You hate not to have those races in Memphis anymore," said Ramsey Poston, NASCAR's managing director of corporate communications. "In talking with Dover, we know it was an incredibly difficult decision for them, and unfortunately, it was dictated by economics.''

Kenny Bernstein, a Top Fuel owner and former driver who won at the 2001 NHRA event, has a special connection to the track - the drag strip was named after him.

''Obviously, that track is very special to me personally, and the day they named the strip after me was a memory I will always cherish,'' he said.

If John Force, NHRA's all time winningest driver and five-time Funny Car winner in Memphis, has his way, the track will be making a comeback.

" I was shocked to hear it," he said. "Then as I started to rationalize, they didn't use the words 'they bulldozed it.' It's still there. That means they've had financial trouble and somebody will pick it up. It's just too good of a market.

"I love to go to Memphis. It's one of two places you go to party. The hotels are accommodating. Let's don't zonk it, let's be positive and help someone pick it up."

NASCAR decreasing payouts for race winners to help tracks
THE SPORTING NEWS

382 words
1 February 2010
Charleston Gazette
CGAZ
P6B
English
(Copyright 2010)

As part of its cost-cutting measures, NASCAR is decreasing the amount it will pay teams in race winnings by approximately 10 percent in 2010.

Dover Motorsports CEO Denis McGlynn told financial analysts about the cut during a conference call and NASCAR spokesman Ramsey Poston confirmed it.

Purses in all three national series - Sprint Cup, Nationwide and Camping World Truck - will decrease.

The move will help the tracks, which pay purse fees and a separate sanction fee to NASCAR. Part of the purse fees include television money - tracks get 90 percent of the television money allocated for a race (NASCAR keeps the other 10 percent), and the tracks then must put 25 percent of the total television money allocated for the race back into the purse. The tracks then also contribute additional purse fees, as computed by NASCAR, with other contingency awards also added to the final purse.

International Speedway Corp. officials reported that they expect television money will increase by about 2.5 percent this year but ticket revenues and other motorsports-related revenues are expected to drop 4-9 percent.

"Last year we launched an industry-wide effort to help the sport manage budgets in this economy," Poston said in a statement. "NASCAR did the right thing to work with the tracks to reduce their costs in order to manage the economic realities.

"In return, the tracks have done a great job reducing ticket prices and enhancing the fan experience. Likewise, we worked with the teams to contain costs, such as elimination of testing and other steps. This is consistent with how virtually every sport and business has adjusted to the economy over the past year."

Michael Waltrip Racing executive vice president Ty Norris said he expects overall race winnings to end up being neutral when factoring in an increase in television revenue.

"The overall winnings should be close to neutral," Norris said. "The tracks have tried to help fans by reducing prices and this is one place that will be affected. If the fans and the tracks have had to tighten their belts, it's only natural that the teams are asked to participate as well. Fortunately the television revenue share will help offset some of that."